FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 3, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

REPSOL YPF, S.A.

CALL FOR GENERAL ORDINARY SHAREHOLDERS' MEETING

By resolution of the Board of Directors of Repsol YPF, S.A., shareholders are called to an Ordinary General Shareholders Meeting which will be held at the Pabellon de Deportes del Real Madrid, Paseo de la Castellana 259, Madrid, on April 20, 2002 at 12:00 p.m for the first call, and at the same time and place on April 21, 2002 for the second call, with respect to the following:

AGENDA:

First. Approval, if appropriate, of the Annual Financial Statements of "REPSOL YPF, S.A.", of the Consolidated Annual Financial Statements of "REPSOL YPF, S.A.", and its subsidiaries for the fiscal year ended 31 December 2001, of the management by the Board of Directors during said year, and of the proposed application of its earnings.

Second. Appointment, confirmation, and statutory renewal of term of office of the board members.

Third. Appointment or reelection of the Auditor of the Accounts of REPSOL YPF, S.A., and its Consolidated Group.

Fourth. Acceptance of the "System of Fiscal Consolidation" for purposes of the Corporate Tax, as being the dominant company of the Group, in accordance with the rules governing said Tax.

Fifth. Authorization of the Board of Directors for the derivative acquisition of shares of REPSOL YPF, S.A., directly or through controlled companies, within the period of 18 months from the resolution of the Shareholders' Meeting, making null and void the authorization granted in the Ordinary Shareholders' Meeting held on 28 March 2001.

Sixth. Authorization of the Board of Directors to grant the increase of capital stock in accordance with article 153.1 b) of the Corporate Statute, on one or several occasions, in a maximum sum equal to half of the existing equity at the moment of the authorization, within a period of five years counting from the resolution of the Shareholders Meeting.

Seventh. Issuance of bonds convertible and/or exchangeable for shares in the Company, in the amount of three billion Euros (3,000,000,000 Euros), with exclusion of preemptive rights, delegating to the Board of Directors the execution of this resolution within the year following the present Shareholders' Meeting; determination of the basis and methods for the conversion and/or exchange, and increase of capital stock in the necessary amount to handle the requests for the conversion. The issue price of the bonds shall be par at minimum. Delegating to the Board the determination of the conditions of the issuance that have not been set by the Meeting.

Eighth. Authorization of the Board of Directors to issue bonds convertible into shares of the Company and/or exchangeable for shares of same or those of other companies, in the amount of three billion Euros (3,000,000,000 Euros), within the period of five years from the resolution of the Meeting; determination of the basis and methods for the conversion or exchange and increase of capital stock in the necessary amount.

Ninth. Approval, for purposes of article 130 and the additional provision of the Corporate Statute in the version enacted by the Law 55/1999, of 29 December, of the implementation of a medium-term remuneration incentive system for Managers ("Option Plan"), consisting of options on bonds convertible into shares of the Company. Issuance for coverage of said system of bonds convertible into shares of Repsol YPF, S.A., at a total face value of 162,800,000 Euros, with exclusion of the preemptive rights. The issue price shall be at par. Determination of the basis and methods of the conversion, delegating powers to the Board of Directors. Increase of the capital stock and delegating to the Board of Directors the ability to carry out the increase of capital stock in the amount which proves necessary to meet the requests for the conversion of the bonds which are issued.

Tenth. To authorize the Board of Directors, for a period of three years, to establish and carry out one or more programs of company promissory notes, under this or another title, without the promissory notes in circulation at any time exceeding the limit of three billion Euros (3,000,000,000 Euros).

Eleventh. Delegation of powers for the formalization of the resolutions adopted by the Shareholders' Meeting.

RIGHTS OF ATTENDANCE AND INFORMATION:

Stockholders who own at least 150 shares (ONE HUNDRED AND FIFTY shares) which have been registered in the appropriate stock ledger five days prior to the date set for the General Meeting may attend.

The attendance cards shall be issued by the proper entity affiliated with the Securities Compensation and Clearing Department in each particular case. Said entities should send to the Corporate Office of External Relations of REPSOL YPF, S.A., prior to the date set for the Meeting, a list of the cards which have been issued at the request of their corresponding clients.

The by-laws allow for pooling of shares and granting of proxy power to another person to attend the Shareholders' Meeting.

As of the date of this notice, and in compliance with the provisions of articles 159, 212, 292, and others in accordance with the Corporate Statute, all of the necessary documents will be made available to you the shareholders at the company domicile, Paseo de la Castellana, 278, in Madrid, especially the following:

- The Annual Financial Statements of REPSOL YPF, S.A., the Consolidated Annual Financial Statements of REPSOL YPF, S.A. and its affiliated companies, and the proposal for application of the earnings of REPSOL YPF, S.A., corresponding to the fiscal year ending on 31 December 2001.
- The Management Report of REPSOL YPF, S.A., and the Consolidated Management Report for said year.
- The Report of the Auditors on the Annual Financial Statements of REPSOL YPF, S.A., and on the Consolidated Annual Financial Statements of REPSOL YPF, S.A. and its affiliated companies.
- The literal text of the draft resolution corresponding to item 6 of the Agenda, as well as the report of the Board of Directors on same, in the form required by law.
- The literal text of the draft resolution corresponding to items 7, 8, and 9 of the Agenda, as well as the report of the Board of Directors and of the Auditors on same, in the form required by law.
- The report on Corporate Governance.

Stockholders may request the delivery or the sending free of charge of all the mentioned documents.

The registration of attendance cards shall begin two hours before the appointed time of the Meeting.

PRESENCE OF NOTARY:

The Board of Directors has requested the presence of a Notary to keep the records of the Shareholders' Meeting.

ANTICIPATED HOLDING OF THE MEETING

It is expected to hold the Shareholders' Meeting in **SECOND CONVOCATION**, that is, on **21 April 2002**, at the place and time as indicated above. Otherwise, an announcement shall be made in the daily press with sufficient advance notice.

Madrid, 2 April 2002
THE PRESIDENT OF THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: April 2, 2002

By: ______________________

Name: Carmelo de las Morenas
Title: Chief Financial Officer